Exhibit 99.1

NEWS RELEASE

Cascades
404 Marie-Victorin, P.O. Box 30 Kingsey Falls, Quebec Canada J0A 1B0 Telephone: (819) 363-5100 Fax: (819) 363-5155 www.cascades.com

FOR IMMEDIATE RELEASE

CASCADES ANNOUNCES THE STREAMLINING

OF ITS THUNDER BAY OPERATIONS

Kingsey Falls, Quebec, August 23, 2005 – Today Cascades announced a plan to streamline activities at Cascades Fine Papers Group Thunder Bay Inc., in Ontario, which specializes in the manufacturing of coated and specialty papers.  This plan involves the closing of # 5 Paper Machine and the converting operations. These steps will result in a staff reduction of approximately 150 employees by the end of 2005.  In order to minimize the impact on customers some of the converting activities as well as the manufacture of certain grades of paper will be transferred to other facilities within the Fine Papers Group.

In spite of sustained efforts over the past few years to improve profitability, this plant has continued to incur major financial losses. None competitive operating costs, high energy costs in Ontario and the appreciation of the Canadian dollar versus the U.S dollar are the main factors which have adversely affected the performance of the Thunder Bay operations. As well, the unfavourable market conditions prevailing in the pulp and paper industry have had a particularly negative impact on the print paper sector both in terms of price and demand.

As a result of the streamlining, Cascades expects to take a pre-tax charge of approximately $9 million during the second half of 2005, nearly $2 million of which is non-cash. These charges are estimates and will be finalized by year-end.

 “The measures that we are announcing today are unavoidable given the economic context. We know how much this decision will affect our employees and we will make the efforts required to reduce the impact.  However, these measures will enable Cascades Fine Papers Group to restructure its Thunder Bay operations, to improve mill economics by more than $10 million annually and to enhance the future of the remaining 375 employees,” said Gino Lévesque, Vice President, Operations, Cascades Fine Papers Group.

Mr. Lévesque will meet with employees and union representatives to explain the decision.  Over the next few weeks, the parties will analyze various options to deal with the consequences of the staff reduction. As well, the company shall continue to take steps with the government authorities to identify eligible assistance programs for the employees affected.

Founded in 1964, Cascades manufactures transforms and markets packaging, tissue paper and fine paper products made primarily of recycled fibres. Cascades has approximately 15,600 men and women working in some 140 modern and versatile operating units in North America, Europe and Asia. Its management philosophy, over 40 years’ experience in recycling, and ongoing commitment to research and development are just some of the strengths that allow it to create innovative products for its clients and thus offer higher returns to its shareholders.  Cascades shares are traded on the Toronto Stock Market under the symbol CAS.

Information: Hubert Bolduc Vice-president, Communications and Public Affairs Cascades Inc. Cell.: 514-912-3790	Marc Jasmin Director, Investor Relations Cascades Inc. Office: (514) 282-2681